RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

July 18, 2007

VIA EDGAR AND FACSIMILE

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed June 21, 2007
Form 6-K Filed May 21, 2007
File No. 000-29742

Dear Mr. Kronforst:

The purpose of this letter is to respond to your letter of July 3, 2007 with respect to the above-captioned filings. For ease of reference, your original comments are followed by our responses.

From 20-F for the Fiscal Year Ended December 31, 2006

Item 5- Operating and Financial Review and Prospects

A. Operating Results

Comparison of 2004, 2005 and 2006

Revenues, page 47

1.
In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you disclose that revenues from services and projects increased "due to the significant portion of such revenues derived from large international and U.S. customers as well as in IDS…" Based on this disclosure, the impact on your revenues from acquired businesses during the periods presented is not clear. You also refer to several factors that contributed to changes in certain expense line items, but appear to provide minimal indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

United States Securities and Exchange Commission

July 18, 2007

Response: In response to the Staff’s comment, please be advised that we have noted the Staff’s comment and further reviewed Section III.D of SEC Release No. 33-6835. We agree that certain additional quantifications and analysis would be appropriate. As indicated in Item 5 of the Form 20-F, in most cases, there is one dominant factor or trend which contributed to the effect on the relevant line item, although the actual quantification of the effect was not outlined. For example, following are the quantifications with respect to factors which affected revenues:

•  The decrease in revenues from licenses to $38.3 million in 2006 compared to $56 million in 2005, accounted for almost all of the decrease in our product sales.

•  The impact of the IDS activity acquired in 2005 on project-oriented revenues in 2006 amounted approximately $18.6 million or 9% of total revenues and in 2005 it amounted $14.6 million or 8% of total revenues, in 2005.

We will amend the disclosures in future filings to provide a quantification and discussion about the impact of each significant factor impacting results.

2.
Tell us why you have not differentiated between maintenance services and project-oriented services in your discussion of revenue. In this regard, we note that project-oriented services are generally associated with the initial sale of a software license or ad-hoc change projects whereas maintenance services are generally recurring and recognized over an extended period of time. Tell us why your disclosures do not provide the relative amounts of each type of revenue. In order to ensure a complete presentation, you should consider disclosing the historical percentage of your customers that renew maintenance and explain the effect of changes in your installed base on this revenue stream.

Response: In response to the Staff’s comment, please note that we have not differentiated between maintenance services and project oriented services because we believe that quantifying only the stipulated maintenance arrangements within our revenues may lead to inaccurate or partial conclusions about the extent of recurring revenues in our revenue mix. The reason for this is that, unlike many of our competitors, we have large customers with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services. Thus, as our stipulated maintenance arrangements do not represent the full extent of recurring revenues within our revenues mix, we preferred not to differentiate the maintenance revenues, as we believe this could mislead readers of our reports. In addition, this is also the reason why we prefer not to provide the historical customers’ renewal maintenance percentage.

United States Securities and Exchange Commission

July 18, 2007

Some of our large customers get their maintenance services through dedicated team arrangements as discussed above. In view of this the percentage of customers that renew maintenance arrangements is not indicative as to changes in our maintenance revenue stream and could be misleading.

B. Liquidity and Capital Resources, page 49

3.
Your one sentence discussion of operating cash flows appears to provide readers with little, if any, insight into your liquidity and does not address certain material items. For example, you did not provide any explanation regarding the 25% increase in trade receivables that appears to be material to your reconciliation of net income to operating cash flows. Explain to us the reasons for this increase and tell us why you have not addressed it in your discussion of operating cast flows. Refer to Section IV of SEC Release 33-8350 for further guidance.

Response: In response to the Staff’s comment please be advised we have noted the Staff’s comment and agree that in view of Section IV of SEC Release 33-8350, certain additional quantifications and analysis would be appropriate. Significant items that contributed to the cash flows from operating activities are:  (1) the 25% increase in trade receivables in 2006, of which approximately half is a result of the increase in project oriented revenues which are in practice associated with longer collection periods and the rest being a result of slower payments by some of our customers, and (2) the increase in depreciation and amortization in 2005 and 2006, in comparison to 2004, in connection with the significant acquisitions concluded during 2005. We will include such additional disclosure in future filings including with respect to comparative periods.

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

4.
Please tell us whether your revenue line items include any arrangements that include both product and service elements that are bundled together under generally accepted accounting principles (i.e., arrangements accounted for using contract accounting or arrangements for which VSOE does not exist for undelivered elements). If so, tell us whether such revenue is included in a single line item or tell us if you allocate the revenue from these arrangements amongst the line items based on a certain methodology.

Response: In response to the Staff’s comment, please note that our revenue line items do not include both product and service elements in a single line item. As disclosed in Note 1.k. to our consolidated financial statements “…where software license arrangements involve multiple elements (mostly software licenses, maintenance and other professional services), the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence (“VSOE”) of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.”

United States Securities and Exchange Commission

July 18, 2007

In addition, please also be advised that there are instances that involve arrangements that include both product and service elements that are bundled together (i.e., arrangements accounted for using contract accounting). In such situations, we allocate revenues recognized amongst the relevant revenue line items. Allocation of revenues to the service and license elements is applied using VSOE of the service elements and the residual portion is allocated to the license classification.

Consolidated Statements of Cash Flows, page F-8

5.	Tell us the basis for presenting proceeds and payments related to your short- term bank credit on a net basis. Refer to paragraph 13 and footnote 3 of SFAS 95.

Response: In response to the Staff’s comment, please be advised that the “short-term bank credit” in the cash flow statement represents borrowings under line-of-credit facilities from banks (except for one instance as described below). The nature of such borrowings is in line with paragraph 13 of SFAS 95. Accordingly, we believe that the current presentation of that item in our cash flow statements is correct. We additionally reviewed the amounts classified in this line item and found that in 2004 we received a loan from a bank in the amount of $2,284,000. The loan was repaid to the bank in 2005. The borrowing and repayment of the loan in 2004 and 2005, respectively, was presented within this line item. The original maturity term exceeded three months.
The original presentation (in thousands of dollars) was as follows:
	2006	2005	2004
Short-term bank credit – net	760	(5,809)	1,887

Upon our further review we believe the presentation should have been as follows:
	2006	2005	2004
Short-term bank credit	760	(3,525)	(397)
Receipt of bank loan			2,284
Repayment of bank loan		(2,284)

In 2004, the additional disclosure associated with the receipt of the loan was not material in view of the high cash flows from financing activities at that year ($67.5 million). Due to such immateriality and also because this gross disclosure is relevant only to previous years’ presentation and not to our most recent year, we respectfully request to show the revised presentation only in future filings rather than amending prior filings.

United States Securities and Exchange Commission

July 18, 2007

Notes to Consolidated Financial Statements

Note 1- Significant Accounting Policies

k. Revenue Recognition, page F-13

6.
We note that, for software arrangements requiring significant customization you recognize revenue in accordance with SOP 81-1. Describe to us, and disclose in future filings, the accounting method(s) used. For arrangements accounted for using the percentage of completion method, clarify your disclosures to indicate how you estimate the extent of progress toward completion and how you account for any contract losses.

Response: In response to the Staff’s comment, please note that in respect of software arrangements accounted for by us under SOP 81-1, we use the percentage-of-completion method measured by input measures (e.g., labor days incurred versus the labor days projected) in respect of such projects. In addition, if and when our estimates of the total contract revenue and related costs indicate that a loss will be incurred for a contract, such loss is immediately accrued. We will add the disclosure of this accounting treatment in our future filings.

Form 6-K Filed May 21, 2007

Exhibit 99.1

7.
We believe the non- GAAP operating statement columnar format appearing in your Form 6-K filed on May 21, 2007 may create the unwarranted impression to investors that the non- GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section  II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure". Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with item 100 of Regulation G.

Response: In respect to the Staff’s comment, please be advised that in our future filings we will remove the columnar presentation, as requested by the Staff and include only reconciliations between GAAP and non-GAAP figures for certain income statement line items, such as gross income, income from operations, net income and net income per diluted share.

United States Securities and Exchange Commission

July 18, 2007

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to any of our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at 972-(9) 776-6677 or our attorney, Mr. Howard E. Berkenblit, Esq. at (617) 338-2979 if you have any questions or require additional information.

Sincerely,

RETALIX LTD.

           /s/ Daniel Moshaioff
By: Daniel Moshaioff
Title: Chief Financial Officer

cc: Howard E. Berkenblit, Esq.